UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                       (Amendment No.________________)*

                           Republic Industries, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)


                                   760516104
                                (CUSIP Number)

             Kathryn L. Taylor                      Paul Daugerdas
              Crowe & Dunlevy                      Altheimer & Gray
     321 South Boston Avenue-Suite 500           10 South Wacker Drive
                 Tulsa, OK                         Chicago, IL 60606
              (918) 592-9800                        (312) 715-4000
______________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               February 24, 1997
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760516104               13D               Page 2



1      NAME OF REPORTING PERSON
       Santa Anna Holdings, Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /_/
                                                                    (b) /x/


3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Oklahoma


  NUMBER OF SHARES     5     SOLE VOTING POWER
  BENEFICIALLY               0
  OWNED BY EACH
  REPORTING PERSON     6     SHARED VOTING POWER
  WITH                       0

                       7     SOLE DISPOSITIVE POWER
                             0

                       8     SHARED DISPOSITIVE POWER
                             0

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES* /x/

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0%

12     TYPE OF REPORTING PERSON*
       CO

                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 760516104               13D               Page 3



1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       William E. Lobeck, Jr.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /_/
                                                                    (b) /x/

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States


  NUMBER OF SHARES     5     SOLE VOTING POWER
  BENEFICIALLY               3,297,937
  OWNED BY EACH
  REPORTING PERSON     6     SHARED VOTING POWER
  WITH                       69,869

                       7     SOLE DISPOSITIVE POWER
                             2,973,244

                       8     SHARED DISPOSITIVE POWER
                             69,869

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,367,806

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES* /x/

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       1.0%

12     TYPE OF REPORTING PERSON*
       IN

                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 760516104               13D               Page 4



1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Alvin E. Swanner

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /_/
                                                                    (b) /x/

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States


  NUMBER OF SHARES     5     SOLE VOTING POWER
  BENEFICIALLY               6,491,943
  OWNED BY EACH
  REPORTING PERSON     6     SHARED VOTING POWER
  WITH                       69,869

                       7     SOLE DISPOSITIVE POWER
                             5,842,749

                       8     SHARED DISPOSITIVE POWER
                             69,869

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       6,561,812

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES* /x/

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       2.0%

12     TYPE OF REPORTING PERSON*
       IN


                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 760516104               13D               Page 5



1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Kathryn L. Taylor

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /_/
                                                                    (b) /x/

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States


  NUMBER OF SHARES     5     SOLE VOTING POWER
  BENEFICIALLY               3,195,921
  OWNED BY EACH
  REPORTING PERSON     6     SHARED VOTING POWER
  WITH                       0

                       7     SOLE DISPOSITIVE POWER
                             2,871,227

                       8     SHARED DISPOSITIVE POWER
                             0

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,195,921

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES* /x/

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       1.0%

12     TYPE OF REPORTING PERSON*
       IN


                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 760516104                13D              Page 6



1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Charles Schwab & Co., Inc. FBO: William E. Lobeck, Jr. Keogh Plan, UTA Charles Schwab & Co., Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /_/
                                                                    (b) /x/

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States


  NUMBER OF SHARES     5     SOLE VOTING POWER
  BENEFICIALLY               479,292
  OWNED BY EACH
  REPORTING PERSON     6     SHARED VOTING POWER
  WITH                       0

                       7     SOLE DISPOSITIVE POWER
                             430,598

                       8     SHARED DISPOSITIVE POWER
                             0

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       479,292

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES* /x/

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0.2%

12     TYPE OF REPORTING PERSON*
       IN


                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 760516104               13D               Page 7



1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Charles Schwab & Co., Inc. FBO: William E. Lobeck, Jr. IRA Contributory, Contributory, UTA Charles Schwab & Co., Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /_/
                                                                    (b) /x/

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States


  NUMBER OF SHARES     5     SOLE VOTING POWER
  BENEFICIALLY               479,292
  OWNED BY EACH
  REPORTING PERSON     6     SHARED VOTING POWER
  WITH                       0

                       7     SOLE DISPOSITIVE POWER
                             430,598

                       8     SHARED DISPOSITIVE POWER
                             0

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       479,292

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES* /x/

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0.2%

12     TYPE OF REPORTING PERSON*
       00


                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 760516104               13D               Page 8



1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Elizabeth Peake Graham Trust

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /_/
                                                                    (b) /x/

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Oklahoma


  NUMBER OF SHARES     5     SOLE VOTING POWER
  BENEFICIALLY               479,292
  OWNED BY EACH
  REPORTING PERSON     6     SHARED VOTING POWER
  WITH                       0

                       7     SOLE DISPOSITIVE POWER
                             430,598

                       8     SHARED DISPOSITIVE POWER
                             0

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       479,292

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES* /x/

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0.2%

12     TYPE OF REPORTING PERSON*
       00


                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 760516104                13D              Page 9



1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Margaret Nicholson Lobeck Trust

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /_/
                                                                    (b) /x/


3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Oklahoma


  NUMBER OF SHARES     5     SOLE VOTING POWER
  BENEFICIALLY               479,292
  OWNED BY EACH
  REPORTING PERSON     6     SHARED VOTING POWER
  WITH                       0

                       7     SOLE DISPOSITIVE POWER
                             430,598
                       8     SHARED DISPOSITIVE POWER
                             0

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       479,292

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES* /x/

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0.2%

12     TYPE OF REPORTING PERSON*
       00


                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 760516104               13D              Page 10



1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Elizabeth Catherine Frame Trust

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /_/
                                                                    (b) /x/


3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Oklahoma


NUMBER OF SHARES       5     SOLE VOTING POWER
BENEFICIALLY                 84,355
OWNED BY EACH
REPORTING PERSON       6     SHARED VOTING POWER
WITH                         0

                       7     SOLE DISPOSITIVE POWER
                             75,785

                       8     SHARED DISPOSITIVE POWER
                             0

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       84,355

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES* /x/

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0.0%

12     TYPE OF REPORTING PERSON*
       00


                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 760516104               13D              Page 11



1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Sleepy Lagoon Ltd.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /_/
                                                                    (b) /x/


3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Texas


NUMBER OF SHARES       5     SOLE VOTING POWER
BENEFICIALLY                 6,389,926
OWNED BY EACH
REPORTING PERSON       6     SHARED VOTING POWER
WITH                         0

                       7     SOLE DISPOSITIVE POWER
                             5,740,732

                       8     SHARED DISPOSITIVE POWER
                             0

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       6,389,926

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES* /x/

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       2.0%

12     TYPE OF REPORTING PERSON*
       PN


                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 760516104                13D              Page 12



1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Brion Properties

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /_/
                                                                    (b) /x/

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Louisiana


  NUMBER OF SHARES     5     SOLE VOTING POWER
  BENEFICIALLY               4,792,923
  OWNED BY EACH
  REPORTING PERSON     6     SHARED VOTING POWER
  WITH                       0

                       7     SOLE DISPOSITIVE POWER
                             4,305,979

                       8     SHARED DISPOSITIVE POWER
                             0

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,792,923

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES* /x/

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       1.5%

12     TYPE OF REPORTING PERSON*
       00

                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 760516104                13D              Page 13



1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Swanner 1995 Trust

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /_/
                                                                    (b) /x/

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Louisiana


  NUMBER OF SHARES     5     SOLE VOTING POWER
  BENEFICIALLY               4,792,923
  OWNED BY EACH
  REPORTING PERSON     6     SHARED VOTING POWER
  WITH                       0

                       7     SOLE DISPOSITIVE POWER
                             4,305,979

                       8     SHARED DISPOSITIVE POWER
                             0

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,792,923

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES* /x/

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       1.5%

12     TYPE OF REPORTING PERSON*
       00

                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 760516104               13D              Page 14



1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Archer McWhorter

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /_/
                                                                    (b) /x/


3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States


  NUMBER OF SHARES     5     SOLE VOTING POWER
  BENEFICIALLY               6,491,943
  OWNED BY EACH
  REPORTING PERSON     6     SHARED VOTING POWER
  WITH                       69,869

                       7     SOLE DISPOSITIVE POWER
                             5,842,749

                       8     SHARED DISPOSITIVE POWER
                             69,869

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       6,561,812

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES* /x/

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       2.0%

12     TYPE OF REPORTING PERSON*
       IN


                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 760516104                13D              Page 15



1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       7700 Properties, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /_/
                                                                    (b) /x/


3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Oklahoma


  NUMBER OF SHARES     5     SOLE VOTING POWER
  BENEFICIALLY               69,869
  OWNED BY EACH
  REPORTING PERSON     6     SHARED VOTING POWER
  WITH                       0

                       7     SOLE DISPOSITIVE POWER
                             69,869

                       8     SHARED DISPOSITIVE POWER
                             0

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       69,869

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES* /x/

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0.0%

12     TYPE OF REPORTING PERSON*
       00

                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 760516104                  13D             Page 16



1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Emerald Investors, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /_/
                                                                    (b) /x/

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


  NUMBER OF SHARES     5     SOLE VOTING POWER
  BENEFICIALLY               2,164,194
  OWNED BY EACH
  REPORTING PERSON     6     SHARED VOTING POWER
  WITH                       0

                       7     SOLE DISPOSITIVE POWER
                             1,947,775

                       8     SHARED DISPOSITIVE POWER
                             0

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,164,194

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES* /x/

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0.7%

12     TYPE OF REPORTING PERSON*
       00

                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 760516104                  13D             Page 17



1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Rodney G. Smith

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /_/
                                                                    (b) /x/


3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States


  NUMBER OF SHARES     5     SOLE VOTING POWER
  BENEFICIALLY               0
  OWNED BY EACH
  REPORTING PERSON     6     SHARED VOTING POWER
  WITH                       2,164,1941<F1>

                       7     SOLE DISPOSITIVE POWER
                             0

                       8     SHARED DISPOSITIVE POWER
                             1,947,775<F1>

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,164,194

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES* /x/

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0.7%

12     TYPE OF REPORTING PERSON*
       IN







------------

[FN]

<F1>      Solely in his capacity as an administrative officer of Emerald
          Investors, L.L.C. (see Item 5).

CUSIP No. 760516104                  13D             Page 18



1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       James Gustman

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /_/
                                                                    (b) /x/


3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States


  NUMBER OF SHARES     5     SOLE VOTING POWER
  BENEFICIALLY               0
  OWNED BY EACH
  REPORTING PERSON     6     SHARED VOTING POWER
  WITH                       2,164,194<F1>

                       7     SOLE DISPOSITIVE POWER
                             0

                       8     SHARED DISPOSITIVE POWER
                             1,947,775<F1>

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,164,194

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES* /x/

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0.7%

12     TYPE OF REPORTING PERSON*
       IN







------------

[FN]

<F1>      Solely in his capacity as an administrative officer of Emerald
          Investors, L.L.C. (see Item 5).

CUSIP No. 760516104                  13D             Page 19



1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Charles Aton

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /_/
                                                                    (b) /x/

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States


  NUMBER OF SHARES     5     SOLE VOTING POWER
  BENEFICIALLY               0
  OWNED BY EACH
  REPORTING PERSON     6     SHARED VOTING POWER
  WITH                       2,164,194<F1>

                       7     SOLE DISPOSITIVE POWER
                             0

                       8     SHARED DISPOSITIVE POWER
                             1,947,775<F1>

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,164,194

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES* /x/

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0.7%

12     TYPE OF REPORTING PERSON*
       IN







------------

[FN]

<F1>      Solely in his capacity as an administrative officer of Emerald
          Investors, L.L.C. (see item 5)

                                 SCHEDULE 13D


Item 1.   Security and Issuer.

          This statement relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Republic Industries, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 450 East Las Olas Boulevard, Suite 1200, Fort Lauderdale, Florida 33301.

Item  2.  Identity and Background.

          This statement is being filed jointly by Santa Anna Holdings, Inc., a Delaware corporation ("Santa Anna"); William E. Lobeck, Jr.; Alvin E. Swanner; Kathryn L. Taylor; Charles Schwab & Co., Inc. FBO: William E.
Lobeck, Jr. Keogh Plan, UTA Charles Schwab & Co., Inc. (the "Lobeck Keogh Plan"); Charles Schwab & Co., Inc. FBO: William E. Lobeck, Jr. IRA Contributory, UTA Charles Schwab & Co., Inc. (the "Lobeck IRA"); the
Elizabeth Peake Graham Trust, a trust organized under the laws of the State of Oklahoma (the "Graham Trust"); the Margaret Nicholson Lobeck Trust, a trust organized under the laws of the State of Oklahoma (the "Nicholson Trust"); the Elizabeth Catherine Frame Trust, a trust organized under the laws of the State of Oklahoma (the "Frame Trust"); Sleepy Lagoon Ltd., a
Texas limited partnership ("Lagoon"); Brion Properties, a limited partnership organized under the laws of the State of Louisiana ("Brion") (all the foregoing persons and entities other than Santa Anna, collectively, the "Santa Anna Stockholders"); the Swanner 1995 Trust, a trust organized under the laws of the State of Louisiana, Archer McWhorter; 7700 Properties, L.L.C., an Oklahoma limited liability company ("7700 Properties"); Emerald Investors, L.L.C., a Delaware limited liability company ("Emerald"); Rodney G. Smith; Charles Aton; and James Gustman (all of the above collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)3 of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that such a "group" exists and the Reporting Persons hereby disclaim that any such "group" exists.

          Santa Anna's principal place of business and principal office is located at 1132 South Lewis, Tulsa, Oklahoma, 74104-3906 and, prior to its dissolution, it was principally engaged in holding equity interests in National.

          William E. Lobeck, Jr.'s business address is National Car Rental System, Inc., 7700 France Avenue South, Minneapolis, MN 55435 and his principal occupation is President and Chief Executive Officer of National Car Rental System, Inc. ("National"). Mr. Lobeck is also the beneficiary of the Lobeck Keogh Plan and the Lobeck IRA, trustee of the Graham Trust and the Nicholson Trust and the CEO-Manager of 7700 Properties and was the President and a Director of Santa Anna.

          Alvin E. Swanner's business address is 3600 Chateau Boulevard , Kenner, LA 70065 and his principal occupation is President of Swanner and Associates, Inc., President of Chateau, Inc. and Chateau Development Company, Inc., and President of 135 St. Charles, Inc. Mr. Swanner is also the Trustee of the Swanner 1995 Trust (which is the general partner of Brion) and a member of 7700 Properties and was a Director of Santa Anna.

          Kathryn L. Taylor's business address is Crowe & Dunlevy, 321 South Boston, Tulsa, OK 74103-3313 and her principal occupation is as an attorney. Ms. Taylor is also trustee of the Frame Trust and was a Director and the Secretary and Treasurer of Santa Anna.

          Lagoon's principal place of business and principal office is located at 1600 Smith Street, Houston, Texas 77002 and it is principally engaged in investing. Lagoon's general partners are Mr. McWhorter and his wife, Lucile McWhorter.

          Archer McWhorter's business address is 1600 Smith Street, Houston, Texas, 77002 and his principal occupation is as a consultant to National. Mr. McWhorter is also a general partner of Lagoon and a member of 7700 Properties and was a Director and Vice President of Santa Anna.

          7700 Properties' principal place of business and principal office is located at 1132 South Lewis, Tulsa, Oklahoma, 74104-3906 and is principally engaged in holding the Common Stock it received in the Goose Creek Sale described below.

          Emerald's principal place of business and principal office is located at 7111 West Washington, Indianapolis, IN 46241, and it is principally engaged in holding shares of Common Stock. Emerald's administrative officers are Rodney G. Smith, Charles Aton and James Gustman.

          Rodney G. Smith's business address is 7111 West Washington, Indianapolis, IN 46241 and his principal occupation is CEO of a National Car Rental System licensee. Mr. Smith is also an administrative officer of Emerald.

          Charles Aton's business address is 1402 South 22nd Street, Phoenix, AZ 84034 and his principal occupation is CEO of a National licensee. Mr. Aton is also an administrative officer of Emerald.

          James Gustman's business address is 222 Lowe Street, Kaukauna, WI 54130 and his principal occupation is CEO of a National licensee. Mr. Gustman is also an administrative officer of Emerald.

          All of the natural persons named in this Item 2 are United States citizens. During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Information with respect to each of the Reporting Persons or the other persons named in this Item 2 in connection with such Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

Item 3.   Source and Amount of Funds or Other Consideration.

          The shares of Common Stock acquired by Santa Anna and Emerald were so acquired on February 24, 1997 from the Issuer in exchange (the "Share Exchange") for all of the shares of common stock and preferred stock of National pursuant to the Share Exchange Agreement among the Issuer, National, Santa Anna and Emerald dated as of January 5, 1997 (the "Share Exchange Agreement"). The shares of Common Stock acquired by 7700 Properties were acquired on February 24, 1997 from the Issuer in consideration for the related sale to the Issuer by 7700 Properties of property located in Goose Creek, South Carolina (the "Goose Creek Sale"). The shares of Common Stock acquired by the Santa Anna Stockholders were so acquired by them in their capacities as stockholders of Santa Anna through distribution, and, in the case of Messrs. Lobeck, Swanner and McWhorter, also in their capacity as creditors of Santa Anna in satisfaction of debts owed to them by Santa Anna, in each case on February 24, 1997 in connection with the liquidation and dissolution of Santa Anna following the consummation of the Share Exchange (such transactions, the "Santa Anna Satisfaction and Distribution").

Item 4.   Purpose of Transaction.

          The shares of Common Stock acquired by the Reporting Persons were acquired solely for the purpose of investment.

Item 5.   Interest in Securities of the Issuer.

          A total of 21,711,807 shares of Common Stock, constituting 6.7% of the total number of outstanding shares of Common Stock (based on information provided to the Reporting Persons by the Issuer as of the close of business February 24, 1997), were acquired by the Reporting Persons in the Share Exchange and the related Goose Creek Sale. For the specific percentages of the total number of shares of Common Stock constituted by the amounts reported as beneficially owned by the Reporting Persons herein, see Item 11 on each cover page.

          Following the Share Exchange, Santa Anna beneficially owned 19,477,744 shares of Common Stock, including 17,529,969 shares of which it held sole voting and disposition power and an additional 1,947,775 shares placed in escrow pursuant to the Share Exchange Agreement of which it held sole voting power. Following the Santa Anna Satisfaction and Dissolution, Santa Anna no longer beneficially owned any shares of Common Stock.

          Following the Santa Anna Satisfaction and Dissolution, William E. Lobeck, Jr. beneficially owned 1,380,769 shares of Common Stock, including 1,250,852 shares of which he held sole voting and disposition power and an additional 129,917 shares placed in escrow pursuant to the Share Exchange Agreement of which he held sole voting power. In addition, by virtue of his relationships with the Lobeck Keogh Plan, the Lobeck IRA, the Graham Trust, the Nicholson Trust and 7700 Properties described in Item 2 above, Mr. Lobeck may be deemed to have shared voting and dispositive power over the 69,869 shares beneficially owned by 7700 Properties and to be the beneficial owner of the 1,917,168 aggregate shares beneficially owned by such other entities. Mr. Lobeck is married to Kathryn L. Taylor and, as a result may be deemed the beneficial owner of the 3,111,566 shares held by Ms. Taylor; however, Mr. Lobeck hereby disclaims such beneficial ownership.

          Following the Santa Anna Satisfaction and Dissolution, Alvin E. Swanner beneficially owned 1,699,020 shares of Common Stock, including 1,536,770 shares of which he held sole voting and disposition power and an additional 162,250 shares placed in escrow pursuant to the Share Exchange Agreement of which he held sole voting power. In addition, by virtue of his relationships with Brion and 7700 Properties described in Item 2 above, Mr. Swanner may be deemed to be the beneficial owner of the 4,792,923 shares beneficially owned by Brion and to have shared voting and dispositive power over the 69,869 shares beneficially owned by 7700 Properties.

          Following the Santa Anna Satisfaction and Dissolution, Kathryn L. Taylor beneficially owned 3,111,566 shares of Common Stock, including 2,795,442 shares of which she held sole voting and disposition power and an additional 316,124 shares placed in escrow pursuant to the Share Exchange Agreement of which she held sole voting power. In addition, by virtue of her relationship with the Frame Trust described in Item 2 above, Ms. Taylor may be deemed to be the beneficial owner of the 84,355 shares beneficially owned by such entity. Ms. Taylor is married to Mr. Lobeck and, as a result, may be deemed to be the beneficial owner of the 1,380,769 shares held by Mr. Lobeck; however, Ms. Taylor hereby affirmatively disclaims such beneficial ownership.

          Following the Santa Anna Satisfaction and Dissolution, the Lobeck Keogh Plan beneficially owned 479,292 shares of Common Stock, including 430,598 shares of which it held sole voting and disposition power and an additional 48,694 shares placed in escrow pursuant to the Share Exchange Agreement of which it held sole voting power.

          Following the Santa Anna Satisfaction and Dissolution, the Lobeck IRA Plan beneficially owned 479,292 shares of Common Stock, including 430,598 shares of which it held sole voting and disposition power and an additional 48,694 shares placed in escrow pursuant to the Share Exchange Agreement of which it held sole voting power.

          Following the Santa Anna Satisfaction and Dissolution, the Graham Trust beneficially owned 479,292 shares of Common Stock, including 430,598 shares of which it held sole voting and disposition power and an additional 48,694 shares placed in escrow pursuant to the Share Exchange Agreement of which it held sole voting power.

          Following the Santa Anna Satisfaction and Dissolution, the Nicholson Trust beneficially owned 479,292 shares of Common Stock, including 430,598 shares of which it held sole voting and disposition power and an additional 48,694 shares placed in escrow pursuant to the Share Exchange Agreement of which it held sole voting power.

          Following the Santa Anna Satisfaction and Dissolution, the Frame Trust beneficially owned 84,355 shares of Common Stock, including 75,785 shares of which it held sole voting and disposition power and an additional 8,570 shares placed in escrow pursuant to the Share Exchange Agreement of which it held sole voting power.

          Following the Santa Anna Satisfaction and Dissolution, Lagoon beneficially owned 6,389,926 shares of Common Stock, including 5,740,732 shares of which it held sole voting and disposition power and an additional 649,194 shares placed in escrow pursuant to the Share Exchange Agreement of which it held sole voting power.

          Following the Santa Anna Satisfaction and Dissolution, Brion beneficially owned 4,792,923 shares of Common Stock, including 4,305,979 shares of which it held sole voting and disposition power and an additional 486,944 shares placed in escrow pursuant to the Share Exchange Agreement of which it held sole voting power. As the general partner of Brion, the Swanner 1995 Trust may be deemed to have beneficial ownership of the 4,792,923 shares owned by Brion.

          Following the Santa Anna Satisfaction and Dissolution, Archer McWhorter beneficially owned 102,017 shares of Common Stock of which he held sole voting and disposition power. In addition, by virtue of his relationships with Lagoon and 7700 Properties described in Item 2 above, Mr. McWhorter may be deemed to be the beneficial owner of the 6,389,926 shares beneficially owned by Lagoon and to have shared voting and dispositive power over the 69,869 shares beneficially owned by 7700 Properties.

          Following the Goose Creek Sale, 7700 Properties beneficially owned 69,869 shares of Common Stock of which it held sole voting and disposition power.

          Following the Share Exchange, Emerald beneficially owned 2,164,194 shares of Common Stock, including 1,947,775 shares of which it held sole voting and disposition power and an additional 216,419 shares placed in escrow pursuant to the Share Exchange Agreement of which it held sole voting power. As administrative officers of Emerald, Rodney G. Smith, Charles Aton and James Gustman may each be deemed to have shared voting and, to the extent held by Emerald, dispositive power over the 2,164,194 shares of Common Stock beneficially owned by Emerald.

          By virtue of their various other inter-relationships and other factors, some of the Reporting Persons may be deemed to be beneficial owners of shares beneficially owned by some of the other Reporting Persons. Except as expressly set forth above, the Reporting Persons hereby disclaim any such beneficial ownership.

          By virtue of their having acted together in negotiating and executing the Share Exchange Agreement and the Goose Creek Sale, Santa Anna (and the Santa Anna Stockholders), Emerald and 7700 Properties may be deemed to be members of a group for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended. In addition, certain of the Reporting Persons may from time to time cooperate in arranging hedging and/or sale transactions with third parties. The Reporting Persons hereby disclaim that any such group exists.

          To the best knowledge of each of the Reporting Persons, except as disclosed in this Statement, none of the Reporting Persons and no other person named in Item 2 has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Pursuant to a Letter Agreement dated January 5, 1997, Emerald has agreed with Santa Anna (and the Santa Anna Stockholders) that it will not dispose of more than 50% of its Common Stock within two years following the date of the Share Exchange unless the Internal Revenue Service adopts regulations terminating the continuity of interest requirements giving rise to such obligation.

          Pursuant to the Share Exchange Agreement, the Reporting Persons have agreed with the Issuer that they will not dispose of the shares of Common Stock described herein or reduce their interest in or relating to such shares until after the publication of financial results covering at least thirty (30) days of combined operations of the Issuer and National after February 24, 1997.

          Pursuant to the Share Exchange Agreement, the Issuer has agreed with the Reporting Persons with respect to the shares of Common Stock described herein to use reasonable best efforts to cause a registration statement to be filed or to amend an existing registration statement (the "Registration Statement") for the purpose of registering the Shares of Common Stock after the publication of financial results covering at least thirty days of combined operations of the Issuer and National. The Issuer has also agreed to use its reasonable best efforts to have the Registration Statement declared effective as soon as practicable after filing and to do any and all other acts which may be necessary to enable the Reporting Persons to consummate the disposition of the shares of Common Stock. The Issuer has agreed to keep the Registration Statement effective until the earlier of (i) the Reporting Persons' sale or disposition pursuant to the Registration Statement of the Reporting Persons' shares of Common Stock and (ii) February 24, 2000.

          Pursuant to the Share Exchange Agreement and the Escrow Agreement, dated February 24, 1997 (the "Escrow Agreement"), among the Issuer, Santa Anna and Emerald as the former stockholders of National, Akerman, Senterfitt & Eidson, P.A. as escrow agent, and William E. Lobeck, Jr. as the representative of the former stockholders of National, 10% of the shares of Common Stock received in the Share Exchange were placed in an escrow fund. The escrow fund is subject to certain claims for indemnity, if any, which the Issuer may make under the Share Exchange Agreement prior to February 24, 1998, following which any Common Stock remaining in the escrow fund and not subject to pending indemnity claims will be distributed to Emerald and the Santa Anna Stockholders (the "Escrow Beneficiaries"). The Escrow Beneficiaries have all rights (including voting rights and the right to receive cash dividends or distributions) with respect to the shares of Common Stock held in escrow in accordance with their pro rata interests in the escrow fund, except (a) the right of possession and (b) the right to receive any shares of Common Stock issued or issuable as a result of any stock dividend or stock split, which additional shares shall be added to the escrow fund.

Item 7.   Material to be Filed as Exhibits.

          1. Joint Filing Agreement and Power of Attorney, dated March 6, 1997, among the Reporting Persons.

          2.  Escrow Agreement, dated February 24, 1997.

          3. Letter Agreement, dated January 5, 1997, between Emerald and National.

          4. Share Exchange Agreement, dated as of January 5, 1997 (incorporated by reference from the Annual Report on Form 8-K filed by the Issuer with the Securities & Exchange Commission on February 25,
     1997).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 1997


                                    SANTA ANNA HOLDINGS, INC.


                                    By: /s/ William E. Lobeck, Jr.
                                       -------------------------------------
                                       Name:  William E. Lobeck, Jr.



                                    WILLIAM E. LOBECK, JR.


                                    /s/ William E. Lobeck, Jr.
                                    ----------------------------------------



                                    ALVIN E. SWANNER


                                    /s/ Alvin E. Swanner
                                    ----------------------------------------




                                    KATHRYN L. TAYLOR


                                    /s/ Kathryn L. Taylor
                                    ----------------------------------------




                                    CHARLES SCHWAB & CO., INC. FBO:
                                    WILLIAM E. LOBECK, JR., KEOGH PLAN UTA
                                    CHARLES SCHWAB & CO., INC.


                                    By: /s/ William E. Lobeck, Jr.
                                       -------------------------------------
                                       William E. Lobeck, Jr.

                                    CHARLES SCHWAB & CO., INC. FBO:
                                    WILLIAM E. LOBECK, JR. IRA CONTRIBUTORY


                                    By: /s/ William E. Lobeck, Jr.
                                       -------------------------------------
                                       William E. Lobeck, Jr.




                                    ELIZABETH PEAKE GRAHAM TRUST


                                    By: /s/ William E. Lobeck, Jr.
                                       -------------------------------------
                                       William E. Lobeck, Jr., as Trustee



                                    MARGARET NICHOLSON LOBECK TRUST


                                    By: /s/ William E. Lobeck, Jr.
                                       -------------------------------------
                                       William E. Lobeck, Jr., as Trustee



                                    KATHRYN L. TAYLOR


                                    /s/ Kathryn L. Taylor
                                    ----------------------------------------


                                    ELIZABETH CATHERINE FRAME TRUST


                                    By: /s/ Kathryn L. Taylor
                                       -------------------------------------
                                       Kathryn L. Taylor, as Trustee


                                    SLEEPY LAGOON LTD.


                                    By: /s/ Archer McWhorter
                                       -------------------------------------
                                       Archer McWhorter, as General Partner

                                    BRION PROPERTIES


                                    By: Swanner 1995 Trust, as General Partner


                                    By: /s/ Alvin E. Swanner
                                       -------------------------------------
                                       Alvin E. Swanner, as Trustee


                                    ALVIN E. SWANNER


                                    /s/ Alvin E. Swanner
                                    ----------------------------------------



                                    ARCHER McWHORTER


                                    /s/ Archer McWhorter
                                    ----------------------------------------


                                    7700 PROPERTIES, L.L.C.


                                    By: /s/ William E. Lobeck
                                       -------------------------------------



                                    EMERALD INVESTORS, L.L.C.


                                    By: /s/ Rodney G. Smith
                                       -------------------------------------
                                       Rodney G. Smith, as Administrative
                                       Officer

                                    RODNEY G. SMITH


                                    /s/ Rodney G. Smith
                                    ----------------------------------------


                                    CHARLES ATON


                                    /s/ Charles Aton
                                    ----------------------------------------

                                    JAMES GUSTMAN


                                    /s/ James Gustman
                                    ----------------------------------------


                                    SWANNER 1995 TRUST



                                    By: /s/ Alvin E. Swanner
                                       -------------------------------------
                                       Alvin Swanner, as Trustee